SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K /A   amendment 1

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   October 24, 2004

SIGNATURE LEISURE, INC
(Exact Name of Registrant as Specified in its Charter)

Colorado	000-49600	50-0012982
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4185 W. Lake Mary Blvd, #137
Lake Mary, Florida 32746
(Address of Principal Executive Offices)

407-599-2886
Registrants Telephone Number

1111 N. Orlando Avenue
Winter Park, Florida 32789
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities.

Issuance of Common Stock

On October 24, 2004, Stephen W. Carnes, the sole Director and officer of Signature Leisure, Inc., a Colorado Corporation, approved the issuance of 300,000,000 (three hundred million) shares of the Company's common stock to Stephen W. Carnes. The shares were to satisfy $150,000 of accrued and unpaid amounts for services as the President and Chief Executive Officer pursuant to the current employment agreement.

The shares of stock were issued in a transaction we believe to be exempt from registration under Section 4(2) of the Securities Act. The recipient of our stock was an accredited investor as defined in Rule 501 of Regulation D promulgated under Section 4(2) of the Securities Act, and he took his shares for investment purposes without a view to distribution. He is the sole director and officer with complete access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNATURE LEISURE, INC

Date: November 19, 2004   By: \s\   Stephen W. Carnes
                                                                                    Stephen W. Carnes
                                                                        President and Chief Executive Officer